UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03038401

November 14, 2003

Frank J. Mahr
Corporate Counsel
Avaya Inc.
Room 3C623
211 Mt. Airy Road
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-14-2003

Re: Avaya Inc.
Incoming letter dated September 9, 2003

Dear Mr. Mahr:

This is in response to your letter dated September 9, 2003 concerning the shareholder proposal submitted to Avaya by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorsetown, NJ 08057-2717

1116521

AVAYA

September 9, 2003

Paula Dubberly, Chief Counsel
Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Avaya Inc. – Shareholder Proposal of Robert D. Morse

Dear Ms. Dubberly:

This letter requests that the Division of Corporation Finance (the "Division") advise Avaya Inc. ("Avaya" or "Company") that it will not recommend any enforcement action to the Securities and Exchange Commission ("Commission" or "SEC") if the Company omits from its proxy statement to be filed for the upcoming 2004 annual shareholders' meeting, for the reasons outlined below, the shareholder proposal we received from Robert D. Morse ("Proponent"). In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), six (6) paper copies of our no-action request and 3 exhibits, including the shareholder proposal, accompany this letter.

The following relevant text of Mr. Morse's proposal (the "Proposal") is furnished for your convenience:

PROPOSAL

Management and Directors are requested to consider deleting all rights, options, SAR's. and severance payments to top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options bonuses.

REASONS:

It is noted that Shareowners are only allowed to make "requests" for Directors actions in this proposal, therefore the recourse is by voting "Against" when considering their election or re-election to office. Management is allowed to publish "reasons" to vote "Against", therefore this Proponent has the same privilege in their election or re-election requests.

"Abstain" is a non-vote and "Except" only a partial choice, if made to delete certain Nominees. Since most may be unknown to the majority of Shareowners, there is little accomplished in using that vote. Since about 1975, the States of DE, MD, NJ, NY, and VA have enacted laws, [Rules] which were accomplished after pressure from lobbyists which automatically guarantee that all Company offered nominees for Director will always be elected, there being only that number of names required, and there are no opponents. This is known as "Plurality" voting, a process whereby the ones receiving the greater amount of votes always are elected.. The word "Against" is deleted under the explanation that: "the shareowners might be confused into thinking that voting "Against", would win, when that is actually "unlawful" in those States of incorporation. Is this not a violation of the Constitution and/or The Bill of Rights? Federal law should supercede State Law whenever conflicting.

Thank You, and please vote YES for this Proposal.

Background Regarding Submission of the Proposal to the Company

On August 25, 2003, Avaya received a letter from the Proponent, dated August 20, 2003, together with the Proposal. *See* Exhibit A. Avaya sent a letter to the Proponent, dated August 27, 2003, advising that Avaya is planning to exclude the Proposal from its proxy materials in connection with its 2004 annual meeting of shareholders under Rule 14a-8(h)(3) and under Rule 14a-8(c). *See* Exhibit B. On September 4, 2003, Avaya received a letter of response from the Proponent, dated August 29, 2003. *See* Exhibit C.

This letter respectfully requests that the Division advise the Company that it will not recommend enforcement action to the Commission if we exclude the Proposal from our 2004 proxy statement for the reasons outlined below.

Analysis Supporting Exclusion of the Proposal under Rule 14a-8(h)(3)

We believe that the Proposal can be omitted from our proxy materials pursuant to Rule 14a-8(h)(3) under the Exchange Act. This conclusion is based on the failure of Mr. Morse, or a qualified representative acting on his behalf, to appear and present a proposal at Avaya's 2002 annual meeting without good cause.

Pursuant to Rule 14a-8(h)(3), a proposal may be omitted from Avaya's proxy materials if, during either of the two previous calendar years: the proponent submitted a proposal for inclusion in Avaya's proxy materials for its annual meeting; Avaya included that proposal in its proxy materials; and the proponent or his qualified representative "fail[ed] to appear and present the proposal, without good cause." The Proponent submitted a proposal that was included in Avaya's proxy materials for its 2002 annual meeting, and neither the Proponent nor a representative appeared at the 2002 annual meeting to present it.

In his August 29, 2003 letter to Avaya set forth as Exhibit C, Mr. Morse suggests that the expense required of a proponent to attend an annual meeting and the allotted time usually provided to a proponent to speak at an annual meeting constitute "ridiculous treatment." However, we do not believe that these reasons constitute "good cause" for failure to appear or send a representative to an annual meeting to present a proposal. In fact, the SEC has previously allowed exclusion of proposals submitted by the Proponent to other companies when he offered similar justifications for his failure to appear at prior annual meetings held by them. *See* Poore Brothers, Inc. (February 21, 2003); NCR Corporation (January 2, 2003); Wm. Wrigley Jr. Company (November 20, 2002); Mattel, Inc. (March 22, 2002).

In light of the foregoing, it is our view that Avaya may properly exclude the Proposal under Rule 14a-8(h)(3).

Analysis Supporting Exclusion of the Proposal under Rule 14a-8(c)

In the event that the Commission determines that Avaya cannot exclude the Proposal from Avaya's proxy materials for its 2004 annual meeting under Rule 14a-8(h)(3), we believe that the Proposal can be excluded from our proxy materials pursuant to Rule 14a-8(c) under the Exchange Act.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." A review of the Proponent's submission indicates that it relates not only to compensation of "top Management," but also to the election and re-election of directors and the legality of certain voting procedures. Rule 14a-8(c) by its terms restricts shareholders to a single proposal, and the Proposal and related "Reasons" cover multiple and un-related topics.

As a result of the foregoing, it is our view that Avaya may properly exclude the Proposal under Rule 14a-8(c).

Conclusion

In light of the above analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if Avaya omits the proposal submitted by Mr. Morse from our proxy materials in connection with our 2004 annual meeting of shareholders.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (908) 953-3918 or Eric Sherbet of Avaya at (908) 953-4961.

Sincerely,

Frank J. Mahr
Corporate Counsel

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Exhibit List

Exhibit A	Proponent's letter, dated August 20, 2003, and the Proposal
Exhibit B	Avaya's response letter, dated August 27, 2003, to the Proposal
Exhibit C	Proponent's Response letter dated August 29, 2003

Exhibit A Proponent's letter, dated August 20, 2003, and the Proposal
(See Attached)

Robert D, Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 20, 2003

Avaya, Communications
211 Mount Airy Road
Basking Ridge, NJ 07920

Office of the Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider deleting all rights, options, SAR's. and severance payments to top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options bonuses.

REASONS:

It is noted that Shareowners are only allowed to make "requests" for Directors actions in this proposal, therefore the recourse is by voting "Against" when considering their election or re-election to office. Management is allowed to publish "reasons" to vote "Against", therefore this Proponent has the same privilege in their election or re-election requests.

"Abstain" is a non-vote and "Except" only a partial choice, if made to delete certain Nominees. Since most may be unknown to the majority of Shareowners, there is little accomplished in using that vote. Since about 1975, the States of DE,MD,NJ,NY, and VA have enacted laws, [Rules] which were accomplished after pressure from lobbyists which automatically guarantee that all Company offered nominees for Director will always be elected, there being only that number of names required, and there are no opponents. This is known as "Plurality" voting, a process whereby the ones receiving the greater amount of votes always are elected.. The word "Against" is deleted under the explanation that: "the shareowners might be confused into thinking that voting "Against", would win, when that is actually "unlawful" in those States of incorporation. Is this not a violation of the Constitution and/or The Bill of Rights ? Federal law should supercede State Law whenever conflicting.

Thank You, and please vote YES for this Proposal.

Robert D. Morse.

Robert D. Morse

ıese rhymes are for stress relief.
ɔt part of the presentation.

LISA LEARNED

I was introduced to a bartender named "Lisa" last night.
Just about leaving time, she confided her plight.
Her pre-employer lawyer suddenly appeared at her door;
Something that never occurred before.
This is a proceeding the Military holds clear,
When notifying relatives they lost someone dear.
He had stopped by to leave her know
In gentle words, that he must let her go.
She may reply to his story of regret,
And he will keep her in mind, you can bet !

Robert Dennis Morse
8-16-03 10 Min.

SPENDTHRIFT

Let's talk about a two faced word:
One of the oddest you ever heard.
All of us know what it is to spend,
But give a thought to the other end.
When one parts with their money,
Calling it "thrift" is to be a dummy.

3 min. 12:45AM 7-7-93

I'LL BET

"I bet your Mother persisted, day and night,
In teaching your manner of being so polite !"
"Well, what do you say about my Dad ?"
"He kept busy too, keeping up your Pad !"

Robert Dennis Morse

Exhibit B Avaya's response letter, dated August 27, 2003, to the Proposal
(See Attached)

AVAYA

Avaya Inc.
Room 3C623
211 Mt. Airy Road
Basking Ridge, N.J. 07920
Phone: (908) 953-3918
Fax: (908) 953-4912
Email: fmahr@avaya.com

VIA OVERNIGHT MAIL

August 27, 2003

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, New Jersey 08057-2717
Phone: (856) 235-1711

Re: Shareholder Proposal

Dear Mr. Morse:

I am writing on behalf of Avaya Inc. ("Avaya"). On August 25, 2003, Avaya received your letter, dated August 20, 2003, in which you request that Avaya include in Avaya's proxy materials for its 2004 annual meeting of shareholders an attached proposal that relates in part to executive compensation and in part to voting procedures.

Avaya hereby notifies you that it is planning to exclude the proposal from its proxy materials pursuant to SEC Rule 14a-8(h)(3) because you failed to appear at Avaya's 2002 annual meeting of shareholders to present a proposal submitted by you and included in Avaya's proxy statement issued in connection with its 2002 annual meeting.[1] In addition, Avaya is planning to exclude this proposal pursuant to SEC Rule 14a-8(c), which provides that "[e]ach shareholder may submit no more than one proposal to a company for a

---

[1] A copy of SEC Rule 14a-8(h)(3) is attached for your reference.

particular shareholders' meeting."[2] The proposal you submitted relates not only to compensation of "top Management," but also to voting procedures at the annual meeting.

If you choose to respond to this letter, please note that, pursuant to SEC Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sincerely,

Frank J. Mahr
Corporate Counsel

cc: Pamela F. Craven

---

[2] A copy of SEC Rule 14a-8(c) is attached for your reference.

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Exhibit C Proponent's Response letter dated August 29, 2003
(See Attached)

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
Aug. 29, 2003

Frank J. Mahr, Corp. Counsel
Avaya Corporation, Rm. 3C623
2121 Mt. Airy Road
Basking Ridge, NJ 07920

Dear Mr. Mahr:

Thank you for the prompt reply before contacting the S.E.C. It does save time and expense, if you can follow my reasoning.

The first item: Failure to attend the year 2002 Meeting. I have contested this with the S.E.C. for some time, However, I do not expect them to retract their own established rules, and they suggest recourse in Federal District Court. I have no intention of including any Corporation should I institute this as a remedy. The expense would be tremendous for all that might be included, just to prove a discriminatory Rule that I will show as wrong.

I attended a Coca Cola meeting in Wilmington, DE, a one hour plus drive. We were handed a sheet describing the procedure of the Meeting. As a proponent, I was allotted 3 minutes to speak on the proposal subject printed in the Proxy. A proponent must provide own transportation to a meeting, wherever held, while Management [as a group] uses Corporate Assets for their appearance. This is discriminatory, especially when air travel could cost over $500..00 round trip to obtain a 3 minute presentation. of the same material in the Proxy to a lesser number of attendees. Is this not ridiculous treatment ? The same occurred on a 1-1/2 hour visit to Merck, Inc. where the microphone was cut at expiration of my allotted 3 minutes.

Item two of your objection: I just ask that you re-read my Proposal. The request is discontinuance, etc. The remainder is Reasons, a presentation of what the shareholders may not know about their being deprived of "A right to dissent" and State "Rules" which only guarantee a win for the nominees for Director. Again, an unfair situation. There are no two subjects in the Proposal itself.

I am enclosing a short Rhyme I offered several times, which you may not have seen, showing that interpretation can be of something that is not there.

There is plenty of time yet, and regular mail in response is sufficient, and takes only 2-3 days, need not be special on my account.

Thank you, Robert D. Morse

Enclosures

These rhymes are for stress relief.
Not part of the presentation.

BEGINNER'S LESSON

This is a cat.

This cat is black.

Did someone say: "Scat ?"

This is where it sat.

TIMELYNESS

There is an old saying:
"Better late than never",
And I admit it is quite clever.
Opposite this is one time worn:
"Take the bull by the horn".
The second of these is one I apply,
Since I am a watchdog, on the sly.
Mother early on said: "Learn to move",
So I still enjoy being "In the groove"

CARELESS

For years now I've called attention,
The response is poor, I must mention;
But when shareowners refuse
To read or understand my views,
Management will continue their plunder,
And where the brains are, I cease to wonder.

DON'T CARE

Are you a person that "doesn't care" ?
Indicating that you have no interest there ?
When company officials concoct a plan
To plunder your assets, do you understand
That your indifference gives them an inference
It is OK for them to take
More than the salary that they make ?

Robert Dennis Morse

ıese rhymes are for stress relief.
ɔt part of the presentation.

LISA LEARNED

I was introduced to a bartender named "Lisa" last night.
Just about leaving time, she confided her plight.
Her pre-employer lawyer suddenly appeared at her door;
Something that never occurred before.
This is a proceeding the Military holds clear,
When notifying relatives they lost someone dear.
He had stopped by to leave her know
In gentle words, that he must let her go.
She may reply to his story of regret,
And he will keep her in mind, you can bet !

Robert Dennis Morse
8-16-03 10 Min.

SPENDTHRIFT

Let's talk about a two faced word:
One of the oddest you ever heard.
All of us know what it is to spend,
But give a thought to the other end.
When one parts with their money,
Calling it "thrift" is to be a dummy.

3 min. 12:45AM 7-7-93

I'LL BET

"I bet your Mother persisted, day and night,
In teaching your manner of being so polite !"
"Well, what do you say about my Dad ?"
"He kept busy too, keeping up your Pad !"

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avaya Inc.
Incoming letter dated September 9, 2003

The proposal relates to the deletion of all rights, options, and SAR's, and severance payments after the termination of any existing plans or commitments for top management

There appears to be some basis for your view that Avaya may exclude the proposal under rule 14a-8(h)(3). We note your representation that Avaya included the proponent's proposal in its proxy statement for its 2002 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Avaya omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Avaya relies.

Sincerely,

Grace K. Lee
Special Counsel